SCHEDULE 13D

Amendment No.
America West Airlines, Inc.
common stock
Cusip # 023650104
Filing Fee: Yes


Cusip # 023650104
Item 1: Reporting Person - Belmont Capital Partners II,
L.P. - (Tax ID:  04-3195259)
Item 4: PF
Item 6: Delaware
Item 7: 1,920,987.5
Item 8: None
Item 9: 1,920,987.5
Item 10:        None
Item 11:        1,920,987.5
Item 13:        7.60%
Item 14:        PN


Item 1.  Security and Issuer.

	The security to which this statement relates is the common stock, $0.25 par value per share (the "Common Stock"), of America West Airlines, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. The Company is currently operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.


Item 2.  Identity and Background.

	The shares of Common Stock to which this statement relates are directly owned by Belmont Capital Partners II, L.P., a Delaware limited partnership ("Belmont II"). The principal business of Belmont II is to invest in publicly traded and privately held securities and other obligations of financially troubled companies. The principal executive offices of Belmont II are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	The general partner of Belmont II is Fidelity Capital Partners II Corp., a Massachusetts corporation ("Fidelity Capital Partners"). The principal business of Fidelity Capital Partners is to serve as the general partner of Belmont II. The principal executive offices of Fidelity Capital Partners are located at 82 Devonshire Street,
Boston, Massachusetts 02109.

	Fidelity Capital Partners is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation ("FMR"). FMR is a holding company with various directly or indirectly held subsidiaries that are engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal executive offices of FMR are located at 82 Devonshire Street, Boston, Massachusetts
02109.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. Mr. Johnson 3d is also the Chairman of FMR. The business address and principal occupation of Mr. Johnson 3d are set forth in Schedule A hereto.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR and a bank, as defined in
Section 3(a)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), serves as trustee or managing agent for Belmont II and various other private investment accounts, primarily employee benefit plans. FMTC and Belmont II are parties to an Investment Management Agreement pursuant to which, among other things, FMTC has the power to
(i) direct the voting of securities held by Belmont II and
(ii) direct the disposition of securities and other assets held by Belmont II. The principal executive offices of FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Belmont II, Fidelity Capital Partners, FMR, Edward C.
Johnson 3d and FMTC are hereinafter referred to collectively as "Fidelity."

	During the last five years, none of the persons named in this Item 2 or listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

	The aggregate amount of funds required by Belmont II to purchase the Shares (as defined in Item 5) from Transpacific Enterprises, Inc., a Washington corporation ("Transpacific") will be $7,283,976.80. Belmont II paid Transpacific
$500,000 of such amount as a deposit upon execution of the Transpacific Letter Agreement (as defined in Item 6), and shall pay the balance of such funds to Transpacific at a closing which is expected to occur on or prior to May 31, 1994. Belmont II will use (and in the case of the $500,000 deposit, has used) its own assets to make such purchase and no part of the purchase price for the Shares will consist of borrowed funds.


Item 4.  Purpose of Transaction.

	The purpose of purchasing the Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by Belmont II.

	Fidelity intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Common Stock, or by disposing of all or a portion of the Shares. Funds or accounts managed or advised by FMTC or its affiliates (other than Belmont II), including without limitation Belmont Fund, L.P., a Bermuda limited partnership ("Belmont") and Fidelity Copernicus Fund, L.P., a Delaware limited partnership ("Copernicus") (collectively, the "Fidelity Entities"), may also purchase additional shares of Common Stock subject to, among other things, the availability and prices of shares for sale and other investment opportunities that may be available to the Fidelity Entities.

	Except as set forth above and in Item 6 below, Fidelity has no present plan or proposal which relates to or would result in:

	(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

	(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

	(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) any material change in the present capitalization or dividend policy of the Company;

	(f) any other material change in the Company's business or corporate structure;

	(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

	(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
or

	(j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.

	(a) At the date hereof, Belmont II has the right to acquire (subject to satisfaction or waiver of the conditions contained in the Transpacific Letter Agreement and, when executed and delivered by Belmont II and Transpacific, the Transpacific Purchase Agreement (as defined in Item 6)) 1,884,438 shares (the "Common Shares") of Common Stock and 36,549.5 shares (the "Preferred Shares," together with the Common Shares, the "Shares") of the Series C 9.75% preferred stock, $0.25 par value per share (the "Preferred Stock"), of the Company. The Preferred Shares are convertible into shares of Common Stock on a share-for-share basis, subject to certain adjustments. Assuming conversion of all of the Preferred Shares into shares of Common Stock, the Shares represent approximately 7.6% of the outstanding shares of Common Stock.

	In addition to Belmont II's beneficial ownership of the Shares, (i) Fidelity Capital Partners is an indirect beneficial owner of the Shares as the general partner of Belmont II, (ii) FMR is an indirect beneficial owner of the Shares through its ownership of Fidelity Capital Partners,
(iii) Edward C. Johnson 3d is an indirect beneficial owner of the Shares through his indirect controlling interest in Fidelity Capital Partners and (iv) FMTC is an indirect beneficial owner of the Shares as a result of its power to direct the voting and disposition of the Shares pursuant to an Investment Management Agreement with Belmont II. Neither Fidelity, any Fidelity Entity, nor any of their respective affiliates nor, to the best knowledge of FMR, any of the individuals named in Schedule A hereto, beneficially owns any other shares of Common Stock.

	As set forth in Item 6, Belmont II has certain understandings regarding the Preferred Shares with TPG
Partners, L.P., a Delaware limited partnership ("TPG") and has entered into an agreement with AmWest Partners, L.P., a Texas limited partnership ("AmWest"), concerning the assignment of certain of AmWest's rights under the Investment Agreement (as defined in Item 6 below), but
Fidelity and the Fidelity Entities disclaim that they and TPG and/or AmWest constitute a group within the meaning of
Section 13(d)(3) of the Exchange Act. To the extent that Fidelity and TPG and/or AmWest constitute a group, however, each would be deemed to beneficially own the shares of Common Stock owned by the other. Information concerning
TPG's and AmWest's ownership of shares of Common Stock is contained in a separate Schedule 13D which Belmont II understands is being filed by TPG and AmWest.

	(b)     Belmont II, acting through Fidelity Capital
Partners, its general partner, has the sole power to vote and dispose of the Shares. FMTC, pursuant to an Investment
Management Agreement with Belmont II, also has the sole power to vote and dispose of the Shares. FMR, through its control of Fidelity Capital Partners and FMTC, could be deemed to have the power to direct the voting and disposition of the Shares. Edward C. Johnson 3d, through his controlling interest in FMR, also could be deemed to have the power to direct the voting and disposition of the Shares.

	(c) Except as stated herein, no transactions in shares of Common Stock were effected during the past sixty (60) days by Fidelity, or, to the best of its knowledge, any of the individuals identified in Schedule A hereto.

	(d) Pursuant to the terms of the Transpacific Letter Agreement, Belmont II has agreed to pay to Transpacific the amount of any dividends that Belmont II may receive as the holder of the Preferred Shares payable in respect of the period commencing on the date when dividends were last paid on the Preferred Shares through May 3, 1994.

	(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to
	    Securities of the Issuer.

	On May 5, 1994, Belmont II and Transpacific entered into a letter agreement (the "Transpacific Letter Agreement") dated May 5, 1994. The following is a brief description of the Transpacific Letter Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

	Pursuant to the Transpacific Letter Agreement, Belmont II has agreed, subject to the satisfaction or waiver of the conditions set forth therein (including the execution and delivery by Belmont II and Transpacific of a definitive purchase agreement), to purchase the Common Shares at a price of $3.60 per share and the Preferred Shares at a price of $500,000. In addition, Belmont II has agreed to pay to Transpacific the amount of any dividends that it may receive as the holder of the Preferred Shares payable in respect of the period commencing on the date when dividends were last paid on the Preferred Shares through May 3, 1994.

	Upon the execution of the Transpacific Letter Agreement, Belmont II paid to Transpacific the sum of $500,000 as a deposit to be applied against the aggregate purchase price for the Shares. Belmont II has agreed to pay to Transpacific the balance of the purchase price at a closing which is expected to occur on or before May 31, 1994.

	Pursuant to the Transpacific Letter Agreement, Belmont II has agreed to keep Transpacific apprised of any information that it receives from the Company regarding the status of the payment of any dividends on the Preferred
Shares and, at its own expense, to prosecute in the Company's bankruptcy proceedings any claim for the payment of dividends with respect to the Preferred Shares. TPG and Belmont II have agreed in principle that (i) TPG will reimburse Belmont II for all expenses incurred by Belmont II in connection with such prosecution, and (ii) that such parties will cooperate in coordinating such prosecution.
With the exception of this agreement in principle (to the extent that it may be deemed to relate to the Common Stock), there are no understandings, agreements, or arrangements among Fidelity or the Fidelity Entities and TPG or AmWest with respect to the Common Stock.

	Transpacific and Belmont II are currently negotiating the terms of a definitive stock purchase agreement (the "Transpacific Purchase Agreement") which is to conform with the terms and provisions of the Transpacific Letter
Agreement and shall contain such other terms and provisions (including representations and warranties, covenants and indemnification provisions) as are customarily contained in stock purchase agreements and as may be reasonably acceptable to the parties and their respective counsel. In the event that, despite their best efforts, the parties are unable to agree upon a mutually acceptable purchase agreement by May 21, 1994, either Transpacific or Belmont II may terminate the Transpacific Letter Agreement. The $500,000 deposit made by Belmont II will be returned to Belmont II by Transpacific upon any termination which is not the result of a breach by Belmont II of the Transpacific Letter Agreement or the Transpacific Purchase Agreement.

	On May 6, 1994, TPG entered into a separate letter agreement with Transpacific, the terms of which are substantially similar to the terms of the Transpacific Letter Agreement, except for certain obligations of TPG with respect to a claim of Transpacific against the Company. Pursuant to such letter agreement, TPG has agreed, subject to the satisfaction or waiver of the conditions contained therein, to purchase from Transpacific an aggregate of 1,884,438 shares of Common Stock and 36,549.5 shares of Preferred Stock, which together with the Shares, represent all of the securities of the Company owned by Transpacific. The acquisition by TPG of such shares of Common Stock and Preferred Stock is the subject of a separate Schedule 13D which Belmont II understands is being filed by TPG and AmWest.

	In connection with the transactions described above, the Company's Board of Directors adopted certain resolutions
(i) excepting Fidelity, the Fidelity Entities and certain of their affiliates from the application of Section 203 of the Delaware General Corporation Law, (ii) approving the "Beneficial Ownership" (as defined in the Amended and Restated Rights Agreement between the Company and First Interstate Bank of Arizona, N.A. dated June 17, 1988 (the "Rights Agreement")) by Fidelity, the Fidelity Entities and certain of their affiliates for purposes of the Rights Agreement, (iii) confirming that none of such entities shall be deemed an "Acquiring Person" or "Adverse Person" (as such terms are defined in the Rights Agreement) and that no "Distribution Date," "Share Acquisition Date," "Business Combination" or "Triggering Event" (as such terms are defined in the Rights Agreement) shall be deemed to occur as a result of the acquisition by Fidelity of the Shares,
(iv) agreeing to give Fidelity prior written notice of any amendment to the resolutions described in clauses (ii) or
(iii) and to provide Fidelity with the opportunity to meet with the Board to discuss any such amendment prior to its adoption, and (v) agreeing to indemnify Fidelity, the Fidelity Entities and certain of their affiliates for any damages incurred by such entities as a result of or in connection with any amendment to the resolutions described in clauses (ii) or (iii).

	Prior to Belmont II and TPG entering into the letter agreements described above, on April 21, 1994, AmWest and the Company entered into a Third Revised Investment Agreement dated April 21, 1994 (the "Investment Agreement"). The following is brief description of certain provisions of the Investment Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

	Pursuant to the Investment Agreement, AmWest has agreed, in connection with and as part of the proposed joint plan of reorganization of the Company of which AmWest is a co-proponent (the "Plan") and subject to the satisfaction or waiver of certain conditions (including confirmation of the Plan by the United States Bankruptcy Court of the District of Arizona (the "Bankruptcy Court")), to acquire certain voting securities, debt securities and warrants of the reorganized company ("New America West") upon the Company's emergence from bankruptcy. Under the Investment Agreement, AmWest has the right to assign (in whole or in part) its rights to acquire such securities and warrants to other parties. If the transactions contemplated by the Investment Agreement are successfully completed, AmWest will own a controlling interest in New America West. The Investment Agreement also provides that, in connection with the consummation of the Plan, the members of the Board of Directors of New America West shall be designated as described in the Investment Agreement and the certificate of incorporation and bylaws of the Company will be amended in accordance with the provisions of the Investment Agreement.

	The Company, AmWest, the Official Equity Committee and the Official Creditors Committee are currently working to prepare the Plan and an accompanying disclosure statement, which the Company currently expects to file with the Bankruptcy Court by May 17, 1994. Fidelity currently intends, after the Plan and disclosure statement have been filed with the Bankruptcy Court, to vote any shares of Common Stock it or any Fidelity Entity owns in favor of the Plan. It is anticipated that upon consummation of the Plan,
(i) the Common Stock will be cancelled and will cease to be authorized to be quoted in the National Association of Securities Dealers Automated Quotation System and listed on the Pacific Stock Exchange, and its registration will be terminated pursuant to Section 12(g)(4) of the Exchange Act, and (ii) the Preferred Stock will be cancelled.

	On April 21, 1994, the Company and AmWest entered into a Third Revised Interim Procedures Agreement (the
"Procedures Agreement"). The following is a brief description of certain provisions of the Procedures
Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

	During the term of the Procedures Agreement, the Company has agreed not to initiate or solicit any offer or proposal providing for, or in furtherance of, any Prohibited Transaction, except under the circumstances expressly set forth in the Procedures Agreement, including the provision of notice and information to AmWest and the opportunity for AmWest to make a matching bid. Prohibited Transactions are defined in the Procedures Agreement, subject to certain express exceptions, as (i) transactions similar to the investment by AmWest contemplated by the Investment Agreement, including the issuance and sale by the Company of any of the securities contemplated thereby, (ii) the designation of the proposal of a plan of any party other than AmWest as a Lead Plan Proposal (as defined in the Procedures Agreement), (iii) the execution of a contract with any other airline which would interfere with the operation of the Alliance Agreements (as defined in the Procedures Agreement) between certain affiliates of AmWest and the Company which are contemplated by the Investment Agreement, (iv) any merger or consolidation of the Company,
(v) any issuance or sale of debt or equity securities by the Company, or (vi) any sale, encumbrance, lease or other disposition of material assets of the Company or interest therein outside the ordinary and normal course of the Company's business.

	On April 7, 1994, Belmont II, Belmont and Copernicus entered into a Subscription Agreement with AmWest dated April 7, 1994 (the "Subscription Agreement"). The following is a brief description of the Subscription Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

	Pursuant to the Subscription Agreement, Belmont II, Belmont and Copernicus agreed, subject to the terms and conditions contained therein, to accept an assignment from AmWest of certain of its rights under the Investment Agreement, including the right to purchase certain voting securities, debt securities and warrants of New America West. In addition, Belmont II, Belmont and Copernicus have agreed that, except with the consent of AmWest, neither they nor any of their affiliates shall, prior to the earlier of
(i) the consummation of the Plan, or (ii) termination of the Investment Agreement, commit funds to, or otherwise become involved with any other entity which may attempt to acquire control of the Company.



Item 7.  Material to be Filed as Exhibits.

	Exhibit 1 - Transpacific Letter Agreement

	Exhibit 2 - Investment Agreement

	Exhibit 3 - Interim Procedures Agreement

	Exhibit 4 - Subscription Agreement



	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Belmont Capital Partners II,
L.P.


	By:     Fidelity Capital Partners
II Corp.,
		its general partner


Dated:  May 16, 1994    By:     /s/ Judy K. Mencher
		Name: Judy K. Mencher
		Title:    Vice President
and Associate General Counsel




	Schedule A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

														 POSITION WITH      PRINCIPAL
NAME              FMR CORP.       OCCUPATION

Edward C. Johnson 3d    President, Director,    Chairman of
the Board
	CEO, Chairman & and CEO -
FMR
	Mng. Director

J. Gary Burkhead        Director        President -
Fidelity
Management
& Research
Company(1)

Caleb Loring, Jr.       Director, Mng. Director Director -
FMR

James C. Curvey Director, Sr. V.P.      Sr. V.P. -
FMR

William L. Byrnes       Vice Chairman,  Vice
Chairman -
	Director & Mng. Director        Fidelity International
		Limited(2)

Robert C. Pozen Sr. V.P. & Gen'l Counsel        Sr. V.P. & Gen'l Counsel - FMR

Mark Peterson   Exec. V.P. - Management Exec., V.P.
- -       Resources       Management
		Resources -
FMR

Denis McCarthy  Sr. Vice Pres. - Administration Vice Pres., Chief
	Chief Financial Officer Financial
Officer -               FMR

______________________

(1)  Fidelity Management & Research Company is a
Massachusetts corporation and a wholly-owned subsidiary of FMR ("FMRC"). FMRC is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than thirty investment companies which are registered under Section 8 of the Investment Company Act of 1940.

(2) Fidelity International Limited is a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or investment trusts and certain institutional investors. Various foreign-based subsidiaries of FIL are also engaged in investment management.


78258.c5